Exhibit 99.33
CERTIFICATE OF AUTHOR
As the author of a portion of this report for Wheaton River Minerals, on the Amapari project in Amapá State, Brazil, I, D. W. Hooley do hereby certify that:
1.	I was employed by, and carried out this assignment for,
Micon International Limited
Suite 900
390 Bay Street
Toronto, Ontario
M5H 2Y2
tel. (416) 362-5135
fax (416) 362-5763.
2.	I hold the following academic qualifications:
BSc (Mining Engineering)      London University       1968.
3.	I am a member in good standing of the following professional organisation:
The Australasian Institute of Mining and Metallurgy (Fellow).
4.	I have worked as a mining engineer in the minerals industry for 35 years.

5.	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 30 years as a mining engineer working in mine planning, production, and managerial positions in underground and open pit-mines and mining investment and service companies, and 5 years as a consulting mining engineer working on open-pit and underground operations involving many minerals and all aspects of mining from mine design to financial evaluation.

6.	I visited the Amapari operation and the offices of EBX Gold Inc. between 8th to 11th April 2003, relating to the Amapari properties (the “Technical Report”).

7.	I am responsible for the preparation of Sections 1 (portions), 2.0 (portions), and 17.0 to 20.0 (portions) of the technical report titled “Review of the Amapari Project, Amapá State, Brazil”, and dated September, 2003, relating to the Amapari properties (the “Technical Report”).

8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101.

9.	I have had no prior involvement with the mineral properties in question.

10.	I have read NI 43-101 and, the Technical Report and I hereby certify that the Technical Report has been prepared in accordance with NI 43-101 and meets the form requirements of Form 43-101 Fl.
11.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 25 day of September 2006.

/s/ D.W. Hooley D. W. Hooley BSc (Eng)

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